UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
March 25, 2003

VANTICO GROUP S.A.

(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes    ☐                 No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Luxembourg

25 March 2003

VANTICO GROUP S.A.

RESTRUCTURING UPDATE

Luxembourg, 25 March 2003 - Vantico Group S.A. (“Vantico” or the “Company”) announces that further progress has been made in negotiations with an informal committee of Vantico noteholders (the “Committee”) that owns in excess of 73 per cent. of Vantico 12 per cent. Senior Notes due 2010 (the “Notes”) and Morgan Grenfell Private Equity in relation to the Company’s proposed balance sheet restructuring.  The Company is now finalising the detailed terms of a debt for equity swap which will substantially de-leverage the business.  As part of the proposed transaction, the Company will also benefit from an equity injection of CHF150 million upon closing.  Other terms of the restructuring are as described in Vantico’s press release dated 29th January 2003.

As part of this process, the Company and the Committee are now in advanced discussions with a number of providers of finance with the intention of refinancing the Company’s existing senior bank debt.  The Company intends to complete the debt for equity swap, equity injection and the senior bank debt refinancing during the second quarter of 2003.

Following the balance sheet restructuring, MatlinPatterson Global Opportunities Partners L.P. (“MatlinPatterson”), a member of the Committee, is expected to become the majority shareholder in Vantico.  MatlinPatterson expects to transfer this equity interest to the Huntsman group of companies (“Huntsman”), which is jointly owned by the Huntsman family and MatlinPatterson.

The Company continues to elect not to pay the Notes coupon which was due on 1st February 2003 and the members of the Committee have undertaken not to enforce their rights in respect of the unpaid coupon whilst the restructuring is being implemented.

Dr Helmut Strametz, Chief Executive Officer of Vantico said:

“We continue to be encouraged by the support of our key financial stakeholders during this restructuring process.  We remain committed to this process which we believe will provide a stronger Vantico for the benefit of our customers.”

About Vantico

Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

Vantico is incorporated in Luxembourg and operates globally in two Divisions: Polymer Specialties, and Adhesives, Tooling and Optronics.

Contacts

Vantico Helmut Strametz Chief Executive Officer Tel: +44 (0) 20 8814 7940 Fax : +44 (0) 20 8814 7962 Email: helmut.strametz@vantico.com	Justin Court Chief Financial Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7950 Email: justin.court@vantico.com

Financial Adviser to Vantico Close Brothers Corporate Finance Richard Grainger Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: richard.grainger@cbcf.com	Jason Clarke Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: jason.clarke@cbcf.com

Close Brothers Corporate Finance is acting for Vantico Holding S.A. and its in connection with the Restructuring and no-one else and will not be responsible to anyone other than Vantico Holding S.A. and its subsidiaries for providing the protections offered to clients of Close Brothers Corporate Finance.

This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The proposed restructuring is subject to further negotiation, documentation and implementation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantico Group S.A.

/s/ Justin Court

March 25, 2003	Justin Court
Chief Financial Officer